Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

VIA EDGAR	September 2, 2009

Kathleen Collins
Accounting Branch Chief
Mail Stop 4561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 13, 2009

Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009

File No. 001-33169

Dear Ms. Collins:

We are responding to your letter dated August 24, 2009.  Our responses follow the comments included in your letter, which are presented in boldface type.  From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 40

1.
We note your response to prior comment 2 and believe that the information provided in your response would be useful to an investors’ understanding of the makeup of your cash flows from operating activities.  In this regard, a thorough understanding of the reason for timing differences that result from receipt of payments from customers or payments to vendors would provide investors more insight to the Company’s operations as seen through the eyes of management.  Please revise your disclosures accordingly.  Also, we note from your response to prior comments 1 and 2 that you intend to revise your disclosures in future filings.  Please ensure that you will make these revisions in your next Form 10-Q as the Staff notes these issues were not addressed in your most recent interim period filing.

Kathleen Collins
U.S. Securities and Exchange Commission
September 2, 2009

Response:   The Company acknowledges the importance of providing investors with information that would facilitate insight into changes in the Company’s working capital accounts. However, timing differences to these accounts, as mentioned in the Company’s previous response, were not the result of any material changes to the underlying business, nor to any specific, material transactions. The changes in these accounts were in the ordinary course of business and not unique to the Company, and therefore any additional disclosure would consist of citing individual, specific timing variations in payments received from the Company’s customers and made to its vendors.  Management believes this would not lend substantive insight to investors’ understanding of the Company’s business.

The Company did disclose in its most recent interim period filing, its Form 10-Q for the period ended June 30, 2009, all material underlying drivers of changes in working capital accounts.  For example, the Company described the overall increase in its accrued liabilities in the operating activities subsection within the liquidity and capital resource section of its Management, Discussion and Analysis (“MD&A”) as a result of having to accrue for employee severance expense for the first six months of 2009.  The Company will ensure any subsequent filings provide the disclosure prescribed in Section IV.B.1 of SEC Release 33-8350 as it relates to its MD&A regarding liquidity and capital resources.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

2.
We note from your response to prior comment 3 that the Company’s SOP 81-1 contracts are all classified within “services and other” on the consolidated statements of operations as the “only deliverable is professional services.”  Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.  In this regard, please tell us how you determined that the percentage-of completion method of accounting is applicable to your technology integration consulting services contracts.

Response:   Paragraph 13 of SOP 81-1 specifies the type of contracts covered by this statement to include “Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts.”  In addition, since the Company is delivering software that requires significant production, modification, or customization, paragraphs 74 and 75 of SOP 97-2 permit the use of SOP 81-1.

The type of professional services to which the Company applies contract accounting involve design, development, production and modification of advanced interactive content or software development based on customer specifications outlined in a contract statement of work.  The contracts specifying the customer’s requirements and the subsequent design, development, production and modification activities are substantially similar to those involved with development of technologically advanced equipment that is operated and controlled with sophisticated software like that developed by the Company.  Therefore, given the similarities of contracts and activities, the Company believes that applying contract accounting as prescribed in SOP 81-1 is appropriate for these types of contracts.

As a result, the Company concluded that the percentage-of completion method of accounting is applicable to its consulting service engagements described above.

Kathleen Collins
U.S. Securities and Exchange Commission
September 2, 2009

3.
We note your response to our prior comment 4 where you provide the range of hourly rates charged for your various service offerings (i.e. content creation, software development).  We also note from your response that the billable rates are adjusted based on the size and scope of the project.  Please describe further your methodology for establishing VSOE of fair value for such services.  In this regard, tell us the criteria considered in analyzing VSOE for such services (i.e. type of service, duration of contract, scope of contract, customer size, etc.)  Additionally, if you assessed VSOE based on bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each criteria used in your analysis.

Response:   The Company has determined VSOE for hourly professional service rates based on a bell-shaped-curve for each of content creation and software development when these services are sold on a stand alone basis.  The Company’s only criteria used for establishing VSOE is the type of service. There are a number of factors that affect the pricing of our services, such as type of services provided (content creation or software development), which define the role and expertise of those professionals necessary to complete the project. Content creation services rely primarily upon the skills of a different group of professionals than does software development, and the groups receive different rates of compensation.  In addition, depending upon either the type of content required or the type of software to be developed, each may require higher or lower paid professionals within those specialties.  Rates of compensation to the professionals within each discipline and at levels within each discipline are fairly well-established.  Depending on the scope of the project, content creation service contracts typically cover a period of three months or less, while the Company has done software development work which has spanned a four to six month period.

As a result of the differences in content creation and software development, we have established VSOE for each of these service types.  On a stand-alone basis, over 80% of the sales transactions for each service type fall within 15% of the median price.

Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009

Use of Non-GAAP Measures

4.
Please clarify your response to prior comment 7 where you indicate that “the items excluded for non-GAAP purposes are non-recurring in nature.”  In this regard, we note you exclude stock based compensation as well as depreciation and amortization, which would appear to be recurring expenses as a result of ongoing business operations.  Further, provide in your response the proposed disclosures that you intend to include in future earnings releases.  In this regard, please ensure such disclosures include the following items as the information provided in your response did not adequately address the disclosures required by FAQ 8:

•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Kathleen Collins
U.S. Securities and Exchange Commission
September 2, 2009

Response:   FAQ 8 allows for the removal of both recurring and non-recurring items from a non-GAAP financial measure so long as the Company can demonstrate the usefulness of such measures. Management’s reason for excluding stock based compensation as well as depreciation and amortization for purposes of determining non-GAAP measures is due to these items being non-cash in nature.  Since the Company has yet to provide positive cash flow for any period reported since inception, management believes that excluding these items is helpful to investors in approximating the Company’s level of cash consumption on an ongoing basis without including the impact of changes to working capital accounts.  At least until the Company is able to generate positive cash flow from operations, management proposes continuing to provide this information.

The following is the proposed disclosure the Company will incorporate into future Form 8-K filings of Results of Operations and Financial Condition:

Reconciliation of Non-GAAP disclosures: In response to the U.S. Securities and Exchange Commission's Final Rule, "Conditions for Use of Non-GAAP Financial Measures," included in these financials is a reconciliation of certain non-GAAP financial measures compared to U.S. GAAP measures.

Non-GAAP Adjusted Comparisons: In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for and summarized the nature of certain transactions or events. These adjustments relate to operating loss, net loss attributable to Wireless Ronin Technologies, Inc. and basic and diluted loss per share attributable to its common shareholders. To calculate the adjusted comparisons, management has excluded stock compensation expense, depreciation and amortization expense, special charges relating to various restructuring initiatives and other non-recurring one-time charges.

Management believes that the adjusted comparisons provide a supplemental view of operations that excludes items that are unusual, infrequent, unrelated to the ongoing core operations, or involve special charges or non-cash items. In addition, management believes these non-GAAP measures provide useful information to investors through the summarization of transactions impacting the current period results of operations that are not necessarily indicative of our future results, nor comparable with prior period results. Useful information provided to investors includes, but is not limited to, the Company’s generation and use of cash during any given period.  These non-GAAP adjusted comparison measures are provided as supplemental information and should not be used in lieu of the GAAP measures. There are limitations in the use of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.

These supplemental comparisons are consistent with the manner in which management internally reviews results of operations and evaluates performance in that management reviews the results of operations on both a GAAP basis and using adjusted comparisons. Management does not use the adjusted comparisons in lieu of the comparable GAAP measures, but rather uses the adjusted comparisons to supplement its review of operations.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P. McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:           James C. Granger
  President and Chief Executive Officer
Scott N. Ross, Esq.
  Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.